

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>MAIL STOP 3561</u>

March 11, 2010

Mr. Stuart B. Burgdoerfer
Chief Financial Officer
Limited Brands, Inc.
Three Limited Parkway, P.O. Box 16000
Columbus, OH 43216

      Re: **Limited Brands, Inc.**
                Form 10-K
                Filed March 27, 2009
                File No. 001-08344

Dear Mr. Burgdoerfer:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director